Exhibit 99.1

UroGen Pharma Appoints Fred E. Cohen, MD, to its Board of Directors

Ra’anana, Israel, New York, New York, May 16, 2017: UroGen Pharma Ltd. (NASDAQ: URGN), a clinical stage biopharmaceutical company developing advanced non-surgical treatments to address unmet needs in the field of urology, with a focus on uro-oncology, announced today the appointment of Fred E. Cohen, MD, DPhil, to its Board of Directors. Dr. Cohen will also serve on the Board’s Compensation, Nomination and Governance Committee.

Arie Belldegrun, MD, UroGen Pharma’s Chairman, commented, “We are excited to welcome Fred to the UroGen Board of Directors. As one of the leaders of TPG’s healthcare efforts over the past decade, Fred has played an integral part in building many successful biotech companies and brings with him a tremendous track-record of creating tangible shareholder value. We look forward to having access to Fred’s vast industry experience and his leadership on the board.”

Dr. Cohen commented, “I am excited to be joining UroGen’s Board of Directors. UroGen is passionate about changing treatment paradigms in bladder and upper tract carcinomas with the potential to improve the lives of patients. This is a pivotal time to be joining the company. I look forward to playing a guiding role in helping UroGen to emerge as a leader in uro-oncology.”

Dr. Cohen is a Senior Advisor to TPG Capital, where he served for over 15 years as a Partner, and founder of TPG Biotechnology, a life science focused venture capital fund. In addition, for over two decades throughout his career, Dr. Cohen has been affiliated with UCSF where he held various clinical responsibilities, including as a research scientist, an internist for hospitalized patients, a consulting endocrinologist, and the Chief of the Division of Endocrinology and Metabolism. Dr. Cohen received his BS degree in Molecular Biophysics and Biochemistry from Yale University, his D.Phil. in Molecular Biophysics from Oxford on a Rhodes Scholarship, and his MD from Stanford. Dr. Cohen currently serves on the Board of Directors of several biotechnology and pharmaceutical companies.

About UroGen Pharma Ltd.

UroGen Pharma is a clinical stage biopharmaceutical company developing advanced non-surgical treatments to address unmet needs in the field of urology, with a focus on uro-oncology. The Company has developed RTGel, a proprietary sustained release, hydrogel-based formulation for potentially improving the efficacy and safety profiles of existing drugs. UroGen Pharma’s sustained release technology is designed to enable longer exposure of the urinary tract tissue to medications, making local therapy a potentially more effective treatment option. UroGen Pharma’s lead product candidates, MitoGel and VesiGel, are designed to potentially remove tumors by non-surgical means and to treat several forms of non-muscle invasive urothelial cancer, including low-grade UTUC and bladder cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements contained herein other than statements of historical fact constitute forward-looking statements, including statements regarding UroGen Pharma’s business strategy, clinical development plan and operating plans. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: UroGen Pharma’s anticipated growth strategies; the anticipated trends and challenges in UroGen Pharma’s business and the markets in which it operates; UroGen Pharma’s ability to attract or retain key management and personnel; the size and growth of the potential markets for UroGen Pharma’s product candidates and its ability to serve those markets; and the rate and degree of market acceptance of UroGen Pharma’s product candidates vis-à-vis alternative therapies. Moreover, UroGen Pharma operates in a very competitive and rapidly changing environment in which new risks emerge from time to time. It is not possible for UroGen Pharma’s management to predict all risks, nor can they assess the impact of all factors on its business or the extent to which any such factor or combination of factors may cause actual results to differ materially from those contained herein. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed herein may not occur, and UroGen Pharma’s actual results could differ materially and adversely from those anticipated or implied by the forward-looking statements contained herein. UroGen Pharma undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations.

CONTACT:

Gary Titus, UroGen Pharma Ltd.

689 Fifth Avenue, 14th Floor

New York, NY 10022

garyt@urogen.com

646-768-9531

Stephanie Carrington, ICR, Inc.

685 Third Avenue, 2nd Floor

New York, NY 10017

stephanie.carrington@icrinc.com

646-277-1282